UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K (this "Report") as Exhibit 99.1 is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated December 13, 2016, announcing the proposed offering of $100,000,000 of the Company's Convertible Senior Notes due 2021.

Attached to this Report as Exhibit 99.2 is additional risk factor disclosure of the Company.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of the world economies and currencies; general market conditions, including conditions in the shipping or the marine fuel supply industries; our future operating or financial results; the availability of financing and refinancing; our ability to comply with the restrictive and other covenants in our financing arrangements, including covenants for which we currently have, or may obtain, a waiver from; material disruptions in the availability or supply of crude oil or refined petroleum products; changes in the market price of petroleum, including the volatility of spot pricing; our future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating and maintenance expenses; our ability to manage our growth; our ability to successfully consummate, integrate, and realize the expected benefits from acquisitions; our ability to maintain our business in light of our proposed business and location expansion; planned capital expenditures and availability of capital resources to fund capital expenditures; our future payment of dividends and the availability of cash for payment of dividends, including the ability of our subsidiaries to dividend or distribute cash to us; the outcome of legal, tax or regulatory proceedings to which we may become a party; our ability to retain our key suppliers and key customers; our contracts and licenses with governmental entities remaining in full force and effect; increased levels of competition within our industry; compliance or lack of compliance with various environmental, tax, safety and other applicable laws and regulations; our ability to collect accounts receivable; changes in political, economic or regulatory conditions in the markets in which we operate, and the world in general; corruption, piracy, militant activities, political instability, terrorism, and ethnic unrest in locations where we may operate; our level of indebtedness; the failure of counterparties to fully perform their contracts with us; our ability to retain and attract and retain senior management and other key employees; our failure to hedge certain financial risks associated with our business; uninsured losses; our ability to maintain our current tax treatment; effects of new products and new technology in our industry; our levels of operating and maintenance costs; increases in interest rates; and adequacy of insurance coverage. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)

Dated: December 13, 2016	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President